January 20, 2009

DIRECT DIAL: 212-451-2289
Email: afinerman@olshanlaw.com

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

Re: Avigen, Inc.
Additional Soliciting Material filed pursuant to Rule 14a-12
Filed January 9, 2009 by Biotechnology Value Fund, L.P.
File No. 000-28272

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated January 13, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biotechnology Value Fund, L.P. (“BVF”) and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Additional Soliciting Material.  Our responses are numbered to correspond to your comments.

Additional Soliciting Material

1.
We note that you state that if the MediciNova transaction is unsuccessful, Avigen stockholders will receive a discount to the current liquidation value which you estimate to be $1.20 per share and a 40% premium to Avigen’s current stock price.  Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading.  Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect deletion of the cited statements.  In addition, we note that you state that if the MediciNova transaction is successful, then Avigen stockholders could own 45% of the combined company.  Please provide us supplementally with support for this statement and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.  See Exchange Act Release No. 16833 (May 23, 1980).

January 20, 2009

We acknowledge the Staff’s comment and confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.

Regarding BVF’s statement concerning the Company’s current liquidation value, BVF has reviewed publicly available information concerning the Company and has based its estimate of the Company’s current liquidation value as $1.20 upon such information.  BVF believes that such statements are neither false nor misleading because they are based upon publicly available information.  On a supplemental basis, we provide the following as support for BVF’s conclusion:

•
In the Company’s most recent quarterly report for the period ended September 30, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on November 10, 2008 (the “10-Q”), the Company disclosed its total cash value as $57.33 million (including current assets and restricted investments).  The Company also disclosed that it had approximately $7 million in debt, giving the Company approximately $50 million in net cash as of September 30, 2008.

•
In a conference call with investors on October 21, 2008, the Company’s Chief Executive Officer, Ken Chahine, stated that at the end of 2008 the Company expected to have approximately $50 million available to “advance other clinical programs,” suggesting the Company expected to utilize $7 million of its assets by December 31, 2008.

•
In a news release dated November 3, 2008, the Company disclosed that it expected to have resources to support four years of operations, suggesting the Company expects to burn through approximately $10 million in cash annually over each of the next four years or an additional $5 million in the first half of 2009, the time-frame estimate for the completion of a liquidation for purposes of the Additional Solicitation Materials.

•
In a Form 8-K filed with the SEC on December 23, 2008, the Company disclosed that it sold the rights to its AV513 asset to Baxter Healthcare Corporation, Baxter International Inc., and Baxter Healthcare S.A. for $7 million.

•
Based on information disclosed in the 10-Q, last year’s proxy statement on Schedule 14A, filed with the SEC on April 24, 2008, and disclosure in a Form 8-K filed by the Company with the SEC on November 8, 2008 relating to severance agreements between the Company and certain of its employees, estimated cost for the pay-down of current and deferred liabilities and the transaction costs associated with a liquidation, is approximately $8 million.

•
Based on these values from Avigen’s public filings,, Avigen’s estimated net cash if a liquidation were to occur by mid-2009, would be approximately $36.33 million, or $1.22 per share, based on 29.77 million shares outstanding as disclosed in the 10-Q.

 January 20, 2009

•
Based on $0.74, closing price of the Company’s stock on January 8, 2009, the day before the Additional Soliciting Materials were released, the liquidation value of $1.22 per share would be approximately a 40% premium to the Company’s stock price.

Additionally, enclosed herewith, please find a supplemental package that includes several documents and materials, including a Conference Call transcript, certain of the Company’s public filings, as filed with the SEC, and a news release issued by the Company, providing support for the values referenced above.  We have highlighted the relevant excerpts in the enclosed package for your convenience.

Regarding the statement that “if the MediciNova transaction is successful, then Avigen stockholders could own 45% of the combined company,” on a supplemental basis we provide the following as support for BVF’s conclusion:

•
In a Form 8-K filed by MediciNova with the SEC on December 23, 2008, MediciNova disclosed that pursuant to proposed terms of its transaction, in consideration for $7 million of Avigen’s cash, Avigen stockholders would receive a pro rata portion of 1.75 million shares of MediciNova stock.  In addition, for the remaining amount of Avigen’s cash, Avigen stockholders would also receive a convertible security that would allow each Avigen stockholder to either convert each share of such convertible security into shares of MediciNova at a conversion price of $4.00 per share or have the convertible security redeemed for cash.

•
Based on the Company’s $36.33 million estimated net-cash position as of mid-2009, the time-frame estimate for the completion of a transaction with MediciNova for purposes of the Additional Solicitation Materials, and the amount of consideration Avigen stockholders would receive from MediciNova, Avigen stockholders could receive up to 9 million shares of MediciNova common stock (including the 1.75 million shares described above).

•
Based on 11,984,713 shares of MediciNova stock outstanding as of November 5, 2008, as disclosed in MediciNova’s quarterly report on Form 10-Q filed with the SEC on November 11, 2008, the approximately 9 million shares which could issued could approximate 45% of MediciNova’s outstanding shares following its transaction with Avigen, assuming all possible shares were issued.

2.
Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  For example, we note the following factual assertions that should be specifically supported or deleted:

January 20, 2009

•	“BVF has nominated four highly qualified nominees,”

•	“…a Board that seems far more interested in remaining in place to do whatever it pleases with corporate assets than in returning value and protecting downside risk for all stockholders,” and

•	“…an entrenched and unsuccessful management team and Board…”

While we recognize many of the statements in the soliciting materials are already in compliance with this comment, please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements.

We acknowledge your comments and confirm that future additional soliciting material will be revised to the extent necessary in accordance with your comments.  On a supplemental basis, we provide the following support to the Staff, in addition to the highlighted support in the enclosed package, as the basis for BVF’s beliefs referred to above.  With respect to BVF’s statement that it has nominated four highly qualified nominees, we include the nominees respective biographies below:

•
Mark Lampert (Age 48) is the Founder and General Partner of Biotechnology Value Fund, L.P., a San Francisco-based, private investment partnership focused on the biotechnology industry, which he founded in 1993.  Mr. Lampert also serves as an officer and director of BVF, Inc.  Mr. Lampert currently serves as a director of Acumen Pharmaceuticals, a private biotechnology company developing medicines and diagnostics for Alzheimer’s disease and memory loss, Biotica Technology Ltd, a private company focused on development stage drug discovery, and Mendel Biotechnology, Inc., a private plant biotechnology company that develops products with enhanced yield and quality focused on row crops and cellulosic biofeedstocks.  Mr. Lampert earned his Masters of Business Administration from Harvard Business School and an A.B. in chemistry from Harvard College.

•
Matthew D. Perry (Age 36) has served as a Portfolio Manager of BVF Partners, L.P., since 1999.  Prior to becoming Portfolio Manager, Mr. Perry served as an analyst from 1996 to 1999.  Prior to joining BVF Partners, L.P. in 1996, Mr. Perry was an account executive with Feinstein Partners, a consulting firm with an emphasis on investor relations for emerging health care companies focused on the discovery, development and commercialization of therapeutics.  He was simultaneously an account executive with FPI’s affiliate, Kendall Strategies, a business development and strategy consulting firm assisting start-ups through large, public biotechnology companies.  Mr. Perry is also a co-founder and director of Nordic Biotech, a European-based venture capital fund.  Mr. Perry earned his B.S. degree in Biology from the College of William and Mary.

January 20, 2009

•
Oleg Nodelman (Age 31) has served as a Portfolio Manager of BVF Partners, L.P., since 2005.  Mr. Nodelman joined BVF Partners, L.P. as an analyst in 2001. Mr. Nodelman has experience serving on the board of directors of several early stage start-ups. Before joining BVF Partners, L.P., Mr. Nodelman was a consultant with Mercer Management Consulting (“Mercer”), now Oliver Wyman, a strategy firm.  At Mercer, he worked with senior management from companies in a variety of industries to develop and implement long-term strategy and build shareholder value.  Mr. Nodelman holds a Bachelor of Science degree, with a focus on Science and Technology, from the School of Foreign Service at Georgetown University.

•
Robert M. Coppedge (Age 33) is a founding Partner of Seattle-based Faultline Ventures (“Faultline”), a firm focused on supporting disruptive innovations in health care, which he founded in 2008.  Prior to founding Faultline, Mr. Coppedge served as senior vice president and principal at Capitol Health, a venture capital firm specializing in early-state health services, from 1997 until 2008.  In 2004, Mr. Coppedge served on a special panel of the Centers for Medicare and Medicaid Services that reviewed applications for the Chronic Care Improvement Program, now called Medicare Health Support.  Mr. Coppedge is also a founder and director of Nashville, Tennessee based Leadership Health Care, an organization formed in partnership with the Nashville Health Care Council to foster the next generation of health care leaders by creating educational, mentoring and networking opportunities for members.  Mr. Coppedge was a member of the development committee of the Phillips Collection’s Board of Trust and the Phillips Collection Contemporaries Steering Committee from 1999 to 2004 and served as its chair from 2001–2003.  Mr. Coppedge is also a former member of the Board of Advisors to National Foundation of Teaching Entrepreneurship.  Mr. Coppedge earned his Bachelors degree in history from Georgetown University and is a Chartered Financial Analyst.

BVF believes that each of its nominees is highly qualified.

With respect to the assertion “…a Board that seems far more interested in remaining in place to do whatever it pleases with corporate assets than in returning value and protecting downside risk for all stockholders,” we note the following:

•	In a Form 8-K filed with the SEC on October 28, 2008, the Company disclosed that it had discontinued all activities related to AV650, the Company’s primary drug.

January 20, 2009

•	In a Form 8-K filed with the SEC on November 5, 2008, the Company disclosed that it had extended and increased the payments management would receive in case of a termination of their employment.

•
In a Form 8-K filed with the SEC on November 24, 2008, the Company disclosed that it had entered into a “poison pill” rights agreement in an attempt to limit aggregate stock ownership in the Company by certain groups and individuals to under 20% of the Company’s outstanding stock.

•	The Company has in place various other anti-takeover provisions including a staggered Board of Directors and Section 203 of Delaware General Corporation Law.

•
On December 11, 2008, BVF delivered a letter to the Company encouraging the Company to distribute its remaining assets to shareholders.  In addition to the letter delivered on December 11, 2008, BVF has been in contact with the Company on numerous other occasions in attempt to persuade the Company to distribute its remaining assets to stockholders.

•
In a statement issued by the Company on December 22, 2008, the Company disclosed that was moving forward with a strategic restructuring of the Company and that it would not be distributing the Company’s assets to stockholders.

With respect to the assertion “…an entrenched and unsuccessful management team and Board…” we note, in addition to the above, the following:

•	The Company, led by current CEO, Ken Chahine, spent nearly two years running a process with the mandate to re-invent the Company by investing in whatever the current management team deemed compelling.

•	In January 2006, this management team chose to acquire its lead development candidate, AV650, because, in their own words, “we believe it is a low risk.”

•	The Company spent $100 million developing AV650, but was forced to announce the failure of its “low risk” bet on AV650, resulting in a collapse in the Company’s stock price.

We also refer to the points raised above, which BVF believes demonstrate the Board’s and management’s entrenchment.  Based on these points, BVF believes that its statements characterizing management and the Board have proper foundation.  In the future, all statements regarding BVF’s beliefs will be characterized as such and will be supported by a reasonable basis that is self-evident.

*     *     *     *     *

January 20, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Adam W. Finerman,
Adam W. Finerman, Esq.

Enclosure

cc:           Mark N. Lampert